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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PIONEER RAILCORP

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(Name of Issuer)

COMMON SHARES

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(Title of Class of Securities)

723839106

(CUSIP Number)

RICHARD BARONE

MERLIN PARTNERS LP

ONE CHAGRIN HIGHLANDS

2000 AUBURN DRIVE, SUITE 420

CLEVELAND, OHIO 44122

(216) 825-4000

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(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications)

January 27, 2005

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |__|.

Check the following box if a fee is being paid with the statement  |___|.

SCHEDULE 13D

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CUSIP NO. 858603 10 3

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1

NAME OF REPORTING PERSON

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

MERLIN PARTNERS, LP, RICHARD L. SCOTT and AFFILIATED ENTITIES

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2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) |_X| (b) |_|

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3

SEC USE ONLY

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4

SOURCE OF FUNDS*

00

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO

ITEMS 2(d) or 2(e) |_|

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

State of Ohio, U.S.A.

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7

SOLE VOTING POWER

NUMBER OF

168050

SHARES

BENEFICIALLY

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OWNED BY

8

SHARED VOTING POWER

EACH

0

REPORTING

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PERSON

9

SOLE DISPOSITIVE POWER

WITH

168050

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10

SHARED DISPOSITIVE POWER

0

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

168050

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12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|_|

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.74%

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14

TYPE OF REPORTING PERSON*

IA/IN

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SCHEDULE 13D

Item 1.

Security and Issuer

This Statement relates to the shares of Common Stock (the "Shares") of Pioneer Railcorp, an Iowa corporation (the “Issuer”).  The address of Issuer’s principal offices is 1318 South Johanson Road, Peoria, IL 61607.

Item 2.

Identity and Background

This Statement is filed on behalf of Merlin Partners, L.P. and Richard L. Scott.

The business address of Merlin Partners, L.P. is One Chagrin Highlands, 2000 Auburn Drive, Suite #430, Cleveland, OH 44122. The business address of Richard L. Scott is 1415 Panther Lane, Suite 322, Naples, FL 34109.

Richard A. Barone is Chairman and Lead Portfolio Manager of Ancora Advisors, LLC, a Nevada Corporation, the General Partner of Merlin Partners, L.P., a private investment fund. Mr. Barone is also the controlling shareholder of Ancora Capital, a holding Company with its primary subsidiary being Ancora Securities, Inc., a registered broker/dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD"); principally employed as Chairman of Ancora Capital and Ancora Advisors; Chairman of the Ancora Mutual Funds. Richard L. Scott is a private investor.

During the five years preceding the filing of this report, none of the filing persons has been a party to any civil proceedings of a judicial or administrative body which has resulted in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The aforementioned person and entities are collectively referred to herein as the “Filing Persons”.

Mr. Barone and Mr. Scott are U.S. citizens.

Item 3.

Source and Amount of Funds or Other Consideration

Mr. Barone has accumulated shares of the Issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts. Mr. Scott has used personal funds to acquire shares.

Item 4.

Purpose of Transaction

The Filing Persons acquired shares to establish investment positions in the Issuer. Subject to market conditions and other factors, the Filing Persons may purchase additional shares, maintain their present ownership of shares or sell some or all of the shares.

The Filing Persons have submitted the attached letter to the Issuer’s Board of Directors (see Exhibit B).

Item 5.

Interest in Securities of the Issuer

Set forth below for the Filing Persons, in the aggregate, is the number of Shares which may be deemed to be beneficially owned as of January 27, 2005, and the percentage of the Shares outstanding represented by such ownership (based on 4,497,102 shares outstanding):

Name:

No. of Shares

Percent of Class

Merlin Partners, LP

50,000

1.11%

Richard L. Scott

118,050

2.63%

Total

168,050

3.74%

Power to dispose of and vote securities resides solely with Mr. Barone for the 50,000 shares held by Merlin Partners. Mr. Scott has sole voting and dispositive power with respect to the 118,050 shares of common stock owned by him or entities controlled by him.

Item 6.

Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Richard L. Scott and related entities have a brokerage account with Ancora Securities and have purchased shares of Pioneer using Ancora Securities for execution of orders.  Except as set forth in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the entities named herein or any other person with respect to any Shares.

Item 7.

Material to be Filed as Exhibits

Exhibit A: “Relevant Transactions in Shares” in the past 60 days.

Exhibit B: “Letter to Issuer’s Board of Directors”

Exhibit C: “Joint Filing Agreement”

                                   Signatures

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, compete and correct.

Richard Barone

Date: 01/15/2005

by: /s/Richard A. Barone

Richard A. Barone

Richard L. Scott

Date: 01/15/2005

by: /s/Richard L. Scott

Richard L. Scott

EXHIBIT A

                        PIONEER RAILCORP (PRRR)

                      SECURITY CROSS REFERENCE

Date                                                     Unit

Bought                         Quantity                  Cost

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MERLIN PARTNERS

12/08/04	25,500	2.77
12/09/04	9,000	2.83
12/10/04	5,000	2.81
12/14/04	1,500	2.81
12/22/04	1,000	2.84
1/18/05	400	3.00
1/19/05	3,000	3.01
1/20/05	4,600	3.01

	50,000

RICHARD L. SCOTT

12/16/04	26,000	2.84
12/17/04	4,500	2.84
12/20/04	18,200	2.86
12/23/04	42,500	2.84
12/27/04	2,000	2.87
12/29/04	9,000	2.91
12/31/04	10,000	2.94
1/20/05	4,500	3.01
1/21/05	350	3.03
1/26/05	1,000	2.97

	118,050

EXHIBIT B

MERLIN PARTNERS

One Chagrin Highlands

2000 Auburn Drive, Suite #430

Cleveland, OH   44122

January 27, 2005

The Board of Directors

Pioneer Railcorp

1318 South Johanson Road

Peoria, IL   61607

Dear Board Members:

Richard L. Scott Investments, LLC and Merlin Partners LP (collectively, the “RSM Group”) have recently acquired 3.7% of the outstanding shares of Pioneer Railcorp (“Pioneer”). We believe that we have more than adequate resources to effect a transaction that would provide a mutually profitable situation for all parties involved with the ownership of Pioneer.

RSM Group is prepared to offer in excess of $3 per share for all shares of Pioneer not owned by RSM Group and management of the Company, subject only to a due diligence review, documentation and shareholder approval. In addition, we would be prepared to offer in excess of $1 per warrant for all outstanding warrants of Pioneer. We would expect our final price per share and price per warrant offer to be solidified within one month after the commencement of due diligence.

We note and understand comments from the recently filed Amendment Number 1 to the Schedule 13-E regarding issues of control. RSM Group is prepared to allow continued operating control to rest with management of the Company. This could be accomplished through a number of measures, but the simplest path would be to allow certain shares owned by management to have “super-majority” voting rights in different situations. We are comfortable that based on management’s track record, Mr. Brenkman and his team would act in our best interest going forward. Also, management’s continuing holding of a large position in the stock post-transaction would be an important component of our willingness to allow control to continue to rest in management’s hands. Of course, we would request at least two Board seats in order that we may properly oversee and add value to our investment.

With that as background, we would like to outline to you why we believe this offer would lead to a positive outcome for all constituencies:

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Holders of less than 2,000 shares of the stock and the holders of outstanding warrants will benefit. Shareholders owning less than 2,000 shares and all warrant holders will receive a value at least $0.15 per share/warrant in excess of the currently proposed price.

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We believe that holders of more than 2,000 shares of the stock will also benefit. In a recent study focused exclusively on “going dark” transactions (as proposed by Pioneer), “Why Do Firms Go Dark? Causes and Economic Consequences of Voluntary SEC Deregistration”, by Leuz, Triantis and Wang, the authors discuss the economic consequences to shareholders of “going dark” transactions. We have enclosed a copy of the study for your review. We interpret the study as suggesting that many shareholders apply a higher risk premium on companies which have gone dark, due to concerns over limited financial reporting information and trading liquidity, resulting in a lower price per share immediately after the going dark transaction is effected. While no studies exist showing the long-term effects on stock prices of a going dark transaction, we would assume that this risk premium does not disappear with time, and these issues will continue to weigh on the stock price over the longer-term. Additionally, we interpret the study as suggesting that Pioneer is not a typical candidate for a going dark transaction, as the authors conclude that many companies choosing this option are in financial distress. Finally, we also concluded from this study that a “going private” transaction (as proposed by the RSM Group) is a significantly better option for all shareholders. The authors note that, “Our arguments suggest that a company’s going dark transaction decision should be less favorably received by the market than if it were to go private, because shareholders likely infer that . . . the firm is not an attractive target for a going private transaction.”

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We believe that management of the Company will also benefit from the proposed transaction. First, as holders of the warrants, management would benefit directly from our offer to provide in excess of $1 per warrant to all warrant holders. Additionally, we would be prepared to allow management to sell a reasonable portion of their stock interest (we would expect management to own at least 30% of the equity post-transaction) in the Company while maintaining the super-majority voting rights previously discussed. This is purely optional for management.  Secondly, management would benefit from their continued ownership of the stock and the value the RSM Group should bring to the table. We would expect that bringing in RSM as a partner would result in the addition of qualified individuals to the Board of Directors who have added significant value to their historical investments over time. Richard L. Scott Investments, LLC has invested, on a private equity basis, in companies in the following industries:  manufacturing, transaction processing, financial services, cable network, recreation/leisure, mobile home & RV, network security, catalog retail, medical equipment, pharmacy retail and healthcare services. Merlin Partners’ principal has invested, on a private equity basis, in a number of successful companies, including OfficeMax (NYSE: OMX) at an early stage of development, Comstock Bank (ultimately sold to Wells Fargo (NYSE: WFC)) and Global Software (ultimately sold to Storage Technology Corp. (NYSE: STK)). We are willing to provide references from senior managers of previous and current portfolio companies to you at your request. Finally, we believe that management, as stockholders of the ongoing entity, will benefit from having partners with significant financial resources that may be willing to fund additional equity capital if an economically attractive growth opportunity/acquisition were available. Note that Richard L. Scott Investments, LLC may invest up to $20 million in any given situation, while Merlin Partners, and its principals may invest up to $5 million in any given situation. These levels are significantly in excess of what is needed to effect this transaction. We would expect that capital raising would be difficult in a “gone dark” environment.

We would expect the financing to purchase the warrants to be drawn from the credit facility previously arranged with National City Bank by Pioneer, although we are open to discussions on this matter. The warrants would therefore be retired by the Company. The remaining financing would come from the RSM Group, although we would be open to discussing the appropriate capital structure with management. If this preliminary offer is acceptable to you, we would expect to commence due diligence as soon as possible. Thank you for your consideration.

Regards,

Richard A. Barone

Richard L. Scott

Merlin Partners, LP

Richard L. Scott Investments, LLC

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and all further amendments filed by them) with respect to the shares of Pioneer Railcorp.

Dated 1/15/05

By: /s/ Richard A. Barone

Name: Richard A. Barone

By: /s/ Richard L. Scott

Name: Richard L. Scott